Exhibit 99.6

VIQ Solutions Announces Closing of US$4.8 Million Private Placement

PHOENIX, Arizona – July 21, 2022 – VIQ Solutions Inc. ("VIQ", “VIQ Solutions” or the "Company") (TSX and Nasdaq: VQS) today announces the closing of its previously announced private placement with a current U.S. institutional shareholder and a new U.S. institutional investor (collectively, the “Investors”) who purchased, in the aggregate, 3,551,852 common shares of VIQ and warrants to purchase up to 3,551,852 common shares of VIQ (the common shares and warrants, together the “Securities”), at a combined purchase price of US$1.35, resulting in total gross proceeds of approximately US$4.8 million before deducting placement agent commissions and other offering expenses. The warrants have an exercise price of US$1.39, are exercisable any time after January 21, 2023 and will expire on July 21, 2027.

A.G.P./Alliance Global Partners acted as the sole placement agent for the offering.

VIQ intends to use the net proceeds from the offering for continuing development of product and service offerings, potential future acquisitions as well as for working capital and general corporate purposes.

The offer and sale of the Securities was made in Canada on a prospectus exempt basis and in the United States in a transaction not involving a public offering, and the Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the Securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Under an agreement with the Investors, the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the common shares issued to the Investors (including the common shares issuable upon the exercise of the warrants) and to use commercially reasonable efforts to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 75 days following the closing date of the offering in the event of a “full review” by the SEC.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these Securities, nor shall there be any sale of these Securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About VIQ

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, media, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

For more information about VIQ, please visit viqsolutions.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements with respect to the intended use of the net proceeds of the offering and the filing of a registration statement with the SEC. Forward-looking statements are based on certain expectations and assumptions, including with respect to the Company’s anticipated business plans, and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appear in the Company’s most recent Annual Information Form and other continuous disclosure filings which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Contacts

Media:

Laura Haggard

Chief Marketing Officer, VIQ

Phone: (800) 263-9947

Email: marketing@viqsolutions.com

Investor Relations:

Laura Kiernan

High Touch Investor Relations

Phone: 1-914-598-7733

Email: viq@htir.net